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                                                                 EXHIBIT 7(b)(1)

                   [LETTERHEAD OF MACKENZIE PARTNERS, INC.]

CONTACTS:
---------
JAMES J. KELLY
(408) 778-2271
OR
MARK HARNETT OR GRACE PROTOS
MACKENZIE PARTNERS, INC.
(212) 929-5877 / (212) 929-5802

FOR IMMEDIATE RELEASE:
----------------------

                 GLOBAL MOTORSPORT GROUP SIGNS LETTER OF INTENT
                    TO BE ACQUIRED FOR $23 PER SHARE IN CASH

Morgan Hill, CA -- May 22, 1998 -- Global Motorsport Group, Inc. (formerly Custom Chrome, Inc.) (NASDAQ:CSTM) announced today that it has entered into a letter of intent with an entity controlled by Fremont Partners for the acquisition of the outstanding shares of Global for $23 per share in cash. In order to achieve the desired accounting treatment, the letter of intent provides that certain members of Global's management will not sell all of their shares in the transaction, but will exchange such retained shares for an equity interest in the acquiring entity. Consummation of the proposed acquisition is subject to a number of conditions, including negotiation of a definitive Merger Agreement and the finalization by Fremont of financing arrangements for the transaction. Fremont has received commitments for such financing from major financial institutions.

The letter of intent provides that Global will not solicit, negotiate or provide information to any other potential buyers until June 27, 1998, and also provides for a cash payment of $5 million to Fremont if the transaction is not consummated and Global enters into an alternative sale transaction at a higher price.

Joseph F. Keenan, Chairman of Global's Board of Directors, said: "We are very pleased to become associated with Fremont. We believe that their operating focus, reputation and investment approach will ensure continuity of Global's strong relationship with employees and customers and of our product offerings. Additionally, we feel that the proposed transaction fulfills the commitment we have made to our stockholders to seek out an alternative to the inadequate offer of $18 per share proposed by Golden Cycle, LLC. We expect that a definitive, binding agreement for the acquisition can be reached in the next several weeks."

Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle aftermarket providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom
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Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles; and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.

Fremont Partners L.P. and certain affiliated partnerships (collectively "Fremont"), is a private equity fund headquartered in San Francisco with committed capital of $605 million. Fremont is part of the Fremont Group, a private investment company with approximately $9 billion of assets under management. Among the companies where Fremont and its affiliates have had significant roles are: Crown Pacific Partners, L.P. (timber and forest products; NYSE: CRO); Coldwell Banker Corporation (residential real estate services); Kerr Group, Inc. (specialty plastic closures); Kinetic Concepts, Inc. (international healthcare services and medical devices); and Sun Coast Industries, Inc. (specialty plastic closures).

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